EveryFit, Inc. (dba QMedic)
Income Statement
Unaudtied

	2016	2017
Government Services	1,339,577	703,688
QMedic Medical Alert	24,079	82,549
Total Revenue	**1,363,656**	**786,237**
Total Cost of Goods Sold	**(1,087,602)**	**(708,416)**
Gross Profit	**276,054**	**77,821**
Selling, General & Administrative	(467,902)	(258,096)
Total Operating Income	**(191,849)**	**(180,275)**
Other Income/Loss	6,126	1,281
Interest Earned	750	356
Other Income/Loss	**6,876**	**1,637**
Income Before Income Taxes	**(184,973)**	**(178,638)**
Income Taxes	0	0
Net Income	**(184,973)**	**(178,638)**

EveryFit, Inc. (dba QMedic)
Statement of Cash Flows
Unaudtied

	2016	2017
OPERATING ACTIVITIES		
Net Income	(184,973)	(178,638)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	14,603	61,575
Inventory Asset	(127,114)	(18,992)
Depreciation	29,870	103,771
Accounts Payable	84,630	41,008
Accrued Vacation & Sick Pay	8,982	888
Customer Advances	39,800	0
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	50,771	188,250
Net cash provided by operating activities	(134,202)	9,612
INVESTING ACTIVITIES		
Medical Alert Equipment	(5,514)	(223,315)
Other Equipment	(124,457)	(1,080)
Net cash provided by investing activities	(129,971)	(224,395)
FINANCING ACTIVITIES		
Investment-Note	97,000	125,000
Net cash provided by financing activities	97,000	125,000
Net cash increase for period	(167,173)	(89,783)

EveryFit, Inc. (dba QMedic)
Balance Sheet
Unaudtied

	2016	2017
ASSETS		
Current Assets		
Cash & Cash Equivalents	216,443	126,660
Total Accounts Receivable	94,346	32,771
Inventory Asset	163,535	182,527
Other Current Assets	240	240
Total Current Assets	**474,564**	**342,198**
Fixed Assets		
Medical Alert Equipment	75,781	299,097
Accumulated Depreciation	(44,001)	(111,060)
Total Medical Alert Equipment	**31,781**	**188,037**
Other Equipment	124,457	125,537
Accumulated Depreciation	(9,565)	(46,276)
Total Other Equipment	**114,893**	**79,261**
Total Fixed Assets	**146,674**	**267,298**
TOTAL ASSETS	**621,237**	**609,496**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	95,554	136,562
Accrued Vacation & Sick Pay	34,025	34,913
Customer Advances	140,500	140,500
Total Current Liabilities	**270,080**	**311,976**
Long-Term Liabilities		
Investment-Note	1,196,957	1,321,957
Total Long-Term Liabilities	**1,196,957**	**1,321,957**
Total Liabilities	**1,467,037**	**1,633,933**
Equity		
Common Stock	1,250	1,250
Paid-In Capital	417	417
Retained Earnings	(847,466)	(1,026,104)
Total Equity	**(845,799)**	**(1,024,437)**
TOTAL LIABILITIES AND EQUITY	**621,237**	**609,496**

EveryFit, Inc. (dba QMedic)
Stockholder's Equity
Unaudtied

	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance as of January 1, 2016	1,250	417	(662,493)	(660,826)
Net Income for the Year Ended December 31, 2016			(184,973)	(184,973)
Balance as of December 31, 2016	1,250	417	(847,466)	(845,799)
Net Income for the Year Ended December 31, 2017			(178,638)	(178,638)
Balance as of December 31, 2017	1,250	417	(1,026,104)	(1,024,437)